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Exhibit 12 (A)
                            SIERRA PACIFIC RESOURCES
                       RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                     Year Ended December 31,
                                                                ------------------------------------------------------------
           Amounts in 000's                                        2001          2000         1999         1998       1997
EARNINGS AS DEFINED:
     Income (Loss) From Continuing Operations
           After Interest Charges                                $ 52,336     $(27,001)    $ 67,152     $ 94,686   $ 90,472
     Income Taxes                                                  15,531      (28,936)      26,570       45,471     45,225
                                                                ------------------------------------------------------------
     Income (Loss) From Continuing Operations
           before Income Taxes                                     67,867      (55,937)      93,722      140,157    135,697

     Fixed Charges                                                244,022      210,368      133,515       81,238     63,139
     Capitalized Interest                                          (2,801)     (10,634)      (8,000)      (6,080)    (2,579)
     Preference Security Dividend Requirements                    (24,462)     (24,297)     (20,127)     (11,013)    (7,256)
                                                                ------------------------------------------------------------

           Total                                                 $284,626     $119,500     $199,110     $204,302   $189,001
                                                                ============================================================

FIXED CHARGES AS DEFINED:
     Interest Expensed and Capitalized                           $219,560     $186,071     $113,388     $ 70,225   $ 55,883
     Preference Security Dividend Requirements                     24,462       24,297       20,127       11,013      7,256
                                                                ------------------------------------------------------------

           Total                                                 $244,022     $210,368     $133,515     $ 81,238   $ 63,139
                                                                ============================================================

RATIO OF EARNINGS TO FIXED CHARGES                                   1.17         0.57         1.49         2.51       2.99

     DEFICIENCY                                                  $      -     $ 90,868     $      -     $      -   $      -

For the purpose of calculating the ratios of earnings to fixed charges, "Fixed Charges" represent the aggregate of interest charges on short-term and long-term debt and distributions on preferred securities of consolidated subsidiaries, allowance for borrowed funds used during construction (AFUDC) and capitalized interest, the portion of rental expense deemed to be attributable to interest, and the pre-tax preferred stock dividend requirements of consolidated subsidiaries. "Earnings" represent the aggregate of income (or loss) from continuing operations before obligated mandatorily redeemable preferred securities, income taxes, and fixed charges, less AFUDC and capitalized interest, and pre-tax preferred stock dividend requirements of consolidated subsidiaries.

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